Exhibit 4.1

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM.

SENIOR CONVERTIBLE PROMISSORY NOTE

$150,000,000	April 1, 2010

For value received, BGC Holdings, L.P., a Delaware limited partnership (the “Company”), hereby promises to pay to the order of Cantor Fitzgerald, L.P., a Delaware limited partnership (the “Holder”), the principal sum of one hundred fifty million dollars ($150,000,000) with interest on the outstanding principal amount at the rate of 8.75% per annum, payable semi-annually on each April 15 and October 15, commencing October 15, 2010. Interest on this Note shall be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full. In addition, the Company will pay “Supplementary Interest”, in the amounts and at the times provided herein.

This note is one in a series (the “Series”) of 8.75% senior notes (the “Notes” and the holders of such Notes, the “Holders”), with an aggregate principal amount of $150,000,000, issued pursuant to the terms of that certain Subscription Agreement (the “Subscription Agreement”) dated as of March 16, 2010 by and among the Company, BGC Partners (as defined below) and Cantor Fitzgerald, L.P. The Company will use the proceeds of the Notes to purchase from BGC Partners, Inc., a Delaware corporation of which the Company is a subsidiary (“BGC Partners”), $150,000,000 aggregate principal amount of BGC Partners’ 8.75% Senior Convertible Promissory Notes (the “BGCP Notes”). The terms of the BGCP Notes shall be governed by an indenture between BGC Partners and Wells Fargo Bank, National Association, as Trustee (subject to the provisions of Section 7 below, as supplemented from time to time, the “Indenture”).

1. Supplementary Interest; Maturity

1.1 To the extent that, at any time or from time to time, Supplementary Interest shall become due and payable under the BGCP Notes pursuant to the terms of the Indenture, Supplementary Interest shall become due and payable on this Note, and shall be paid by the Company to the Holder, at the same time and at the same rate.

1.2 At any time upon or after April 15, 2015 (the “Maturity Date”), if this Note has not been paid in full or exchanged or converted in accordance with the terms of Section 3.1 or 3.2 below, the Holder may demand payment of the entire outstanding principal balance of this Note and all unpaid accrued interest thereon (a “Payment Demand”). All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal. If any payment on this Note becomes due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

2. Certain Definitions

The terms defined in this Section 2 for all purposes of this Note shall have the respective meanings specified in this Section 2.

“Common Stock” shall have the meaning set forth in the Indenture.

“Conversion Rate” shall have the meaning set forth in the Indenture.

“Make Whole Fundamental Change” shall have the meaning set forth in the Indenture.

“Partnership Agreement” means the Amended and Restated Limited Partnership Agreement of the Company, as amended from time to time.

“Partnership Exchange Ratio” means the rate, at any time or from time to time, at which a Partnership Interest may be exchanged for Common Stock pursuant to the terms of the Partnership Agreement.

“Partnership Interest” or “Partnership Interests” means the Exchangeable Limited Partnership Interests of the Company, as defined in the Partnership Agreement.

“Scheduled Trading Day” shall have the meaning set forth in the Indenture.

3. Exchange/Conversion

3.1 Exchange for BGCP Notes. The Holder shall have the right, at any time prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date, at the Holder’s option and upon 30 days’ prior written notice to the Company, to exchange all or any portion (provided such portion is at least $1,000 or any integral multiple thereof) of this Note into a like principal amount of BGCP Notes.

3.2 Conversion into Partnership Interests. The Holder shall have the right, at any time prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date, at the Holder’s option and upon 30 days’ prior written notice to the Company, to convert all or any portion (provided such portion is at least $1,000 or any integral multiple thereof) of this Note into Partnership Interests at an initial conversion rate (the “Holdings Conversion Rate”) of 142.6534 Partnership Interests per $1,000 principal amount of this Note. If the Conversion Rate is ever adjusted pursuant to the terms of the Indenture, including as a result of a Make-Whole Fundamental Change, the same adjustment shall be made to the Holdings Conversion Rate. In the event the Company shall have transferred or exchanged the BGCP Note for another security, cash or other asset at any time prior to a requested exchange hereunder, the Holder shall be entitled to receive in exchange for the Note the allocable portion of such other security, cash or other asset. In addition, if the Partnership Exchange Ratio is ever adjusted, an appropriate and equitable adjustment shall be made to the Holding Conversion Rate such that the shares of Common Stock obtainable by the Holder by first converting $1,000 principal amount of this Note into Partnership Interests and then immediately exchanging such Partnership Interests for Common Stock would be equal to the number of shares of Common Stock obtainable at the time by a holder of BGCP Notes converting $1,000 principal amount of such BGCP Notes into Common Stock.

3.3 Effect of Exchange or Conversion.

(a) Before the Holder shall be entitled to exchange or convert this Note as set forth in this Section 3, the Holder shall deliver a written notice to the Company (a “Notice of Exchange or Conversion”) at the office of the Company and shall state in writing therein the principal amount of the Note to be exchanged or converted and the name or names (with addresses) in which the Holder wishes the BGCP Notes or the Partnership Interests issued upon settlement; (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Company; (3) if required, furnish appropriate endorsements and transfer documents; and (4) if required, pay all transfer or similar taxes, if any, as set forth in Section 3.3(c). No Notice of Exchange or Conversion with respect to the Notes may be surrendered by the Holder if the Holder has exercised its right to require the Company to repurchase all or a portion of the Note pursuant to Section 3.4.

(b) This Note will be deemed exchanged or converted immediately prior to the close of business on the date of the surrender of this Note. Accrued but unpaid interest on the Notes surrendered in connection with an exchange or conversion shall not be payable unless such exchange or conversion is being effected concurrently with a conversion of BGCP Notes under circumstances in which accrued but unpaid interest is payable pursuant to the terms of the Indenture. At its expense, the Company will, as soon as practicable after surrender of this Note, deliver to the Holder, as requested by the Holder, (i) a BGCP Note (or at the election of the Company, evidence of an interest in any global note representing the BGCP Notes) in the principal amount equal to the principal amount of this Note so exchanged, or (ii) a certificate or certificates (or at the election of the Company, such other evidence of ownership) for the number of Partnership Interests to which the Holder is entitled upon such conversion (bearing such legends as are required by any agreement entered into in connection with any such conversion or applicable state and federal securities laws), as the case may be, in each case together with a replacement Note (if any principal amount is not converted) and any other securities and property to which the Holder is entitled upon such exchange or conversion under the terms of this Note.

(c) If the Holder submits this Note for exchange or conversion, the Company shall pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the transfer of BGCP Notes or the issuance of Partnership Interests. However, the Holder shall pay any such tax that is due because the Holder requests any Partnership Interests to be issued in a name other than the Holder’s name. Nothing herein shall preclude any tax withholding required by law or regulations.

4. Repurchase at Option of Holder upon a Fundamental Change. If there shall occur a Fundamental Change under the Indenture at any time prior to the Maturity Date, the Holder shall have the right, at the Holder’s option, to require the Company to repurchase for cash, at par, all or a portion of this Note at the same time and on the same terms as the Holders of BGCP Notes shall be entitled to require BGC Partners to repurchase the BGCP Notes.

5. Default; Remedies.

5.1 The following events shall be “Events of Default” with respect to the Notes:

(a) default in the payment of principal of any Note when due and payable on the Maturity Date, upon required purchase, upon declaration of acceleration or otherwise;

(b) default in the payment of any interest (including any Supplementary Interest) on any Note when due and payable, and continuance of such default for a period of 60 days;

(c) failure by the Company to comply with its obligation to convert the Notes into Partnership Interests or exchange all or any portion of a Note for BGCP Notes, as applicable, upon exercise of the Holders conversion or exchange right and such failure continues for a period of ten Business Days;

(d) failure by the Company to comply with its obligation to prepay or repurchase all or any portion of the Notes, upon exercise of the Holders’ right to require such prepayment or repurchase or otherwise, and such failure continues for a period of ten Business Days;

(e) default in the performance, or breach, of any covenant or agreement by the Company in the Notes (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (a) through (d) above), and continuance of such default or breach for a period of 90 consecutive days after written notice thereof has been given to the Company by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(f) an event of default (or comparable default) as defined in any bonds, debentures or other instruments under which there may be issued evidences of indebtedness (other than the Notes in the Series) by the Company having, individually or in the aggregate, a principal or similar amount outstanding of at least $100 million, whether such indebtedness now exists or shall hereafter be created, which event of default (or comparable default) shall have resulted in the acceleration of the maturity of at least $100 million of such indebtedness prior to its express maturity or shall constitute a failure to pay at least $100 million of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto and such event of default (or comparable default) shall not have been rescinded or annulled or such indebtedness shall not have been discharged and such event of default (or comparable default) continues for a period of 30 consecutive days after written notice to the Company by the holders of 50% or more in aggregate principal amount of the Notes in the Series then outstanding;

(g) the entry against the Company of a final judgment for the payment of money in an aggregate amount in excess of $100 million (excluding any amounts covered by insurance), by a court or courts of competent jurisdiction, which judgment remains undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 days after (i) the date on which the right to appeal or petition for review thereof has expired if no such appeal or review has commenced, or (ii) the date on which all rights to appeal or petition for review have been extinguished;

(h) the Company shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other similar proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due;

(i) an involuntary case or other proceeding shall be commenced against the Company seeking liquidation, reorganization or other relief with respect to the Company under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 90 consecutive days; or

(j) the occurrence of any “Event of Default,” as defined in the Indenture.

5.2 In case one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified above in (h) or (i), or in Section 7.01(h) or Section 7.01(i) of the Indenture with respect to BGC Partners (and not solely with respect to a “significant subsidiary” (as defined in paragraphs (w)(1) or (2) of Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of BGC Partners, or a group of Subsidiaries of BGC Partners that in aggregate would constitute a “significant subsidiary” of BGC Partners), unless the principal of all of the Notes in the Series shall have already become due and payable, the holders of at least 25% in aggregate principal amount of the Notes in the Series then outstanding, by notice in writing to the Company, may declare 100% of the principal of and premium, if any, and accrued and unpaid interest on all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable. If an Event of Default specified above in (h) or (i), or in Section 7.01(h) or Section 7.01(i) of the Indenture with respect to BGC Partners (and not solely with respect to a “significant subsidiary” (as defined in paragraphs (w)(1) or (2) of Rule 1-02 of Regulation S-X under the Exchange Act) of BGC Partners, or a group of Subsidiaries of BGC Partners that in aggregate would constitute a “significant subsidiary” of BGC Partners) occurs and is continuing, the principal of all the Notes in the Series and accrued and unpaid interest shall be immediately due and payable.

6. Prepayment. Unless holders of at least a majority of the aggregate principal amount of the Notes in the Series elect otherwise, at any time the BGC Partners Notes are prepaid or repurchased by BGC Partners (including upon an Event of Default under the Indenture), the Company must prepay or repurchase the Notes in the same principal amount and on the same terms. If less than all Notes are prepaid or repurchased, than such prepayment or repurchase shall be allocated pro rata among all Notes of the Series. Other than in accordance with the foregoing two sentences, the Company may not prepay the Note.

7. Notices, Amendments to Indenture. The Company shall deliver to the Holder within five days of receipt copies of all notices, reports and similar items delivered to holders of the BGCP Notes by BGC Partners or the trustee under the Indenture.

Without the consent of the Holders of at least a majority of the aggregate principal amount of the Notes of the Series, no supplement, amendment, modification or waiver of the terms of the Indenture shall be deemed effective for purposes of the terms and provisions of the Notes of the Series.

8. Waiver; Payment of Fees And Expenses. The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law. No delay by the Holder shall constitute a waiver, election or acquiescence by it.

9. Cumulative Remedies. The Holder’s rights and remedies under this Note shall be cumulative. The Holder shall have all other rights and remedies not inconsistent herewith as provided under the New York Uniform Commercial Code, by law or in equity. No exercise by the Holder of one right or remedy shall be deemed an election, and no waiver by the Holder of any Event of Default shall be deemed a continuing waiver of such Event of Default or the waiver of any other Event of Default.

10. Miscellaneous

10.1 Governing Law. The terms of this Note shall be construed in accordance with the laws of the State of New York, as applied to contracts entered into by New York residents within the State of New York and to be performed entirely within the State of New York.

10.2 Successors and Assigns; Assignment. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The Company may not assign this Note or delegate any of its obligations hereunder without the written consent of the Holder. The Holder may assign this Note and its rights hereunder at any time without consent of the Company.

10.3 Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

10.4 Notices. All notices required or permitted hereunder shall be in writing and shall be given in the manner and to the addresses set forth in the Subscription Agreement.

10.5 Amendment; Modification; Waiver. No term of this Note may be amended, modified or waived without the written consent of the Company and the Holders of at least a majority of the aggregate principal amount of the Notes in the Series.

10.6 Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Company has executed this Senior Convertible Promissory Note as of the day and year first written above.

BGC HOLDINGS, L.P.

By:	BGC GP, LLC, its Sole General Partner

By:	/s/ Stephen M. Merkel
	Name:	Stephen M. Merkel
	Title:	Executive Vice President

[Signature Page to BGC Holdings, L.P. Senior Convertible Promissory Note regarding

$150 million aggregate principal amount of 8.75% Notes]